UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 3, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

The following documents are being submitted herewith:
•	Press Release dated February 4, 2008.
•	Press Release dated February 6, 2008.
•	Press Release dated February 19, 2008.
•	Press Release dated February 20, 2008.
•	Press Release dated February 22, 2008.
•	Press Release dated February 22, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	March 3, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Key energy industry companies unite for CO2 sequestration project
CALGARY, ALBERTA February 4, 2008 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it will lead a group of 19 energy industry participants in the Alberta Saline Aquifer Project (ASAP).
ASAP is a broad-based, industry-supported initiative that participants will roll out in three phases. Phase 1 will involve identifying suitable locations for the long term sequestration (storage) of carbon dioxide in deep saline aquifers. It is expected to be completed by the end of 2008.
Phase 2 will involve a pilot project during which sequestration sites will be designed to receive injected carbon dioxide. Later phases will involve expanding the project to a large-scale, long-term commercial sequestration operation.
ASAP is the first project of its kind in Canada, and will play a major role in advancing industry and government’s knowledge of carbon dioxide sequestration. It also clearly demonstrates participants’ commitment to addressing the challenges posed by climate change.
“Sequestration is widely considered to be one of the most meaningful ways that Canada and Alberta can reduce overall emissions,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “This project is a significant stepping stone in that endeavor, and an excellent opportunity for industry members to collaborate in the effort to find climate change solutions that work.”
ASAP participants represent a wide range of expertise in the energy sector. Among them is founding partner EPCOR Utilities Inc., which builds, owns and operates power plants and electrical transmission and distribution networks in Canada and the U.S.
“As a founding partner in ASAP, our goal is to accelerate carbon dioxide capture and sequestration in Alberta, and to jump start the development of a carbon dioxide pipeline that will be critical to its success,” said Donald Lowry, President and Chief Executive Officer, EPCOR.

The list of ASAP participants is as follows:
ATCO Power Canada Ltd.
BP Canada Energy Company
Chevron Canada Resources
ConocoPhillips
Enbridge Inc.
EnCana
EPCOR
GreatPoint Energy Inc.
Hatch Energy
Laricina Energy Ltd.
Norwest Corporation
OPTI Canada Inc.
Pembina Pipeline Corporation
Penn West Energy Trust
Praxair Canada Inc.
Quadrise Canada Corporation
Schlumberger Carbon Services
TransCanada
UTS Energy Corporation
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge to present at the Credit Suisse 2008 Energy Summit
CALGARY, Alberta, February 6, 2008 — J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development will be presenting at the Credit Suisse Energy Summit in Vail, Colorado on Friday, February 8, 2008 at 10:35 am. MST.
To listen to the audiocast of the presentation, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge to present at the CIBC World Markets 2008 Whistler
Institutional Investor Conference
CALGARY, Alberta, February 19, 2008 — Patrick D. Daniel, President & CEO will be presenting at the CIBC Whistler Conference on Thursday, February 21, 2008 at 9:10 am. PST.
To listen to the audiocast and view the presentation, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Receives NEB Approval on Southern Lights Project
CALGARY, ALBERTA February 20, 2008 — Enbridge Inc (TSX: ENB) (NYSE: ENB) announced today that the National Energy Board (NEB) has approved Enbridge’s applications for the Southern Lights Project.
“We are very pleased that this major milestone in the project has been achieved”, said Patrick D. Daniel, President and Chief Executive Officer, Enbridge, Inc. “By increasing diluent import capacity, Southern Lights is very important to the economic development of Western Canadian crude oil production. As the NEB acknowledged, Southern Lights is an innovative and cost-effective solution to transport diluent.”
Southern Lights is a proposed pipeline that will transport diluent from the U.S. Midwest to Edmonton, Alberta. A new 20-inch diluent pipeline from Chicago to Clearbrook, Minnesota is planned subject to U.S. regulatory approvals. From Clearbrook, the project involves reversing the flow of Enbridge’s Line 13, which currently transports light synthetic crude oil from Edmonton to Clearbrook, Minnesota. Once reversed, Line 13 would transport diluent received at Clearbrook to the Edmonton area. Once completed, the Southern Lights diluent pipeline would have a capacity of 180,000 barrels-per-day (bpd). To replace the crude oil capacity of Line 13, the Southern Lights project also includes construction of a new 20-inch light sour crude oil pipeline from Cromer, Manitoba to Clearbrook.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Files 2007 Year End Disclosure Documents
CALGARY, ALBERTA February 22, 2008 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) today filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2007 with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2007 with the United States Securities and Exchange Commission.
Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com. Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available free of charge on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:
Enbridge Inc.
Investor Relations
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Enbridge’s Notice of Annual and Special Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the end of March. Enbridge’s Annual and Special Meeting of Shareholders will be held at 1:30 p.m. Mountain Daylight Savings Time on Wednesday, May 7, 2008 at the Boyce Theatre, Calgary Stampede, Calgary, Alberta. A live webcast of the meeting will be available at www.enbridge.com.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Receives NEB Approval on Alberta Clipper Expansion Project
CALGARY, ALBERTA February 22, 2008 — Enbridge Inc (TSX: ENB) (NYSE: ENB) announced today that the National Energy Board (NEB) has approved Enbridge’s application for the Alberta Clipper Expansion Project. The company is reviewing the details of this decision.
Alberta Clipper involves the construction of a new 36-inch diameter, 1,607-kilometre (1,000-mile) crude oil pipeline from Hardisty, Alberta to Superior, Wisconsin. Pending U.S. regulatory approvals the pipeline is scheduled to be in service in mid-2010. The pipeline will have an initial capacity of 450,000 barrels-per-day (bpd) and allow for expansions to increase capacity up to 800,000 bpd. Alberta Clipper will be integrated with, and form part of, the existing Enbridge system in Canada and the Enbridge Energy Partners’ Lakehead system in the United States.
“Today’s decision marks another significant step for Enbridge in providing our customers with strategic alternatives for the marketing of Canadian crude,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Alberta Clipper pipeline is the largest expansion project in Enbridge’s history and demonstrates our commitment to accelerating energy delivery throughout North America. Together with our Southern Access project, Alberta Clipper will ultimately deliver an incremental 1.2 million barrels-per-day from Alberta to Eastern Canadian markets and U.S. refineries throughout the Midwest, the mid-continent and the U.S. Gulf Coast.”
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com